2Q22 Investor Presentation
July 19, 2022





Important Information For Shareholders and Investors

This presentation contains information related to a proposed merger of United Community Banks, Inc. ("United") with Progress Financial Corporation ("Progress"). In connection with the proposed merger, United has filed with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4 that includes the proxy statement of Progress to be sent to Progress' shareholders seeking their approval of the merger. The registration statement also contains a prospectus of United to register the shares of United common stock to be issued in connection with the merger. A definitive proxy statement/prospectus will also be provided to Progress' shareholders as required by applicable law. INVESTORS AND SHAREHOLDERS OF PROGRESS ARE ENCOURAGED TO READ THE APPLICABLE REGISTRATION STATEMENT, INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS THAT IS A PART OF THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED BY UNITED WITH THE SEC, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE REGISTRATION STATEMENT AND THOSE OTHER DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT UNITED, PROGRESS AND THE PROPOSED TRANSACTION.

The registration statement and other documents filed with the SEC may be obtained for free at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from United at the "Investor Relations" section of United's website at www.UCBI.com or from Progress at the "Investor Relations" section of Progress' website at www.myprogressbank.com. Copies of the definitive proxy statement/prospectus are also available, free of charge, by contacting United Community Banks, Inc., P.O. Box 398, Blairsville, GA 30514, Attn: Jefferson Harralson, Telephone: (864) 240-6208 and Progress Financial Corp., 201 Williams Avenue, Huntsville, Alabama 35801, Attn: Dabsey Maxwell, Telephone: (256) 319-3641.

This communication does not constitute an offer to sell, the solicitation of an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is also not a solicitation of any vote or approval with respect to the proposed transaction or otherwise.

PARTICIPANTS IN THE SOLICITATION

Progress and UCBI and certain of their respective directors and executive officers, under the rules of the SEC, may be deemed to be participants in the solicitation of proxies from Progress shareholders in favor of the approval of the Merger. Information about the directors and officers of UCBI and their ownership of UCBI common stock can also be found in UCBI's definitive proxy statement in connection with its 2022 annual meeting of shareholders, as filed with the SEC on April 6, 2022, and other documents subsequently filed by UCBI with the SEC. Information about the directors and executive officers of Progress and their ownership of Progress capital stock, as well as information regarding the interests of other persons who may be deemed participants in the transaction, may be obtained by reading the proxy statement/prospectus regarding the Merger with Progress. Additional information regarding the interests of these participants is also included in the proxy statement/prospectus pertaining to the Merger. Free copies of this document may be obtained as described above.

Disclosures

CAUTIONARY STATEMENT

This communication contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In general, forward-looking statements usually may be identified through use of words such as "may," "believe," "expect," "anticipate," "intend," "will," "should," "plan," "estimate," "predict," "continue" and "potential" or the negative of these terms or other comparable terminology, and include statements related to the expected timing of the closing of the merger with Progress (the "merger"), the expected returns and other benefits of the merger to shareholders, expected improvement in operating efficiency resulting from the merger, estimated expense reductions resulting from the transaction and the timing of achievement of such reductions, the impact on and timing of the recovery of the impact on tangible book value, and the effect of the merger on United's capital ratios. Forward-looking statements are not historical facts and represent management's beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to (1) the risk that the cost savings from the merger may not be realized or take longer than anticipated to be realized, (2) disruption from the merger with customer, supplier, employee or other business partner relationships, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (4) the failure to obtain the necessary approval by the shareholders of Progress, (5) the possibility that the costs, fees, expenses and charges related to the merger may be greater than anticipated, (6) the ability by United to obtain required governmental approvals of the merger, (7) reputational risk and the reaction of the companies' customers, suppliers, employees or other business partners to the merger, (8) the failure of the closing conditions in the merger agreement with Progress to be satisfied, or any unexpected delay in closing the merger, (9) the risks relating to the integration of Progress' operations into the operations of United, including the risk that such integration will be materially delayed or will be more costly or difficult than expected, (10) the risk of potential litigation or regulatory action related to mergers, (11) the risks associated with United's pursuit of future acquisitions, (12) the risk of expansion into new geographic or product markets, (13) the dilution caused by United's issuance of additional shares of its common stock in mergers, and (14) general competitive, economic, political and market conditions. Further information regarding additional factors which could affect the forward-looking statements can be found in the cautionary language included under the headings "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" in United's Annual Report on Form 10-K for the year ended December 31, 2021, and other documents subsequently filed by United with the SEC.

Many of these factors are beyond United's and Progress' ability to control or predict. If one or more events related to these or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may differ materially from the forward-looking statements. Accordingly, shareholders and investors should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date of this communication, and United undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. New risks and uncertainties may emerge from time to time, and it is not possible for United to predict their occurrence or how they will affect United or Progress.

United qualifies all forward-looking statements by these cautionary statements.

Disclosures

NON-GAAP MEASURES

This Investor Presentation includes financial information determined by methods other than in accordance with generally accepted accounting principles ("GAAP"). This financial information includes certain operating performance measures, which exclude merger-related and other charges that are not considered part of recurring operations. Such measures include: "Earnings per share – operating," "Diluted earnings per share – operating," "Tangible book value per share," "Return on common equity – operating," "Return on tangible common equity – operating," "Return on assets – operating," "Return on assets – pre-tax pre-provision, excluding merger-related and other charges," "Efficiency ratio – operating," "Efficiency ratio – operating, excluding PPP fees and MSR marks," "Expenses – operating," and "Tangible common equity to tangible assets."

Management has included these non-GAAP measures because it believes these measures may provide useful supplemental information for evaluating United's underlying performance trends. Further, management uses these measures in managing and evaluating United's business and intends to refer to them in discussions about our operations and performance. Operating performance measures should be viewed in addition to, and not as an alternative to or substitute for, measures determined in accordance with GAAP, and are not necessarily comparable to non-GAAP measures that may be presented by other companies. To the extent applicable, reconciliations of these non-GAAP measures to the most directly comparable GAAP measures can be found in the 'Non-GAAP Reconciliation Tables' included in the exhibits to this Presentation.

United Community Banks, Inc.
Committed to Service Since 1950



- **Regional Full Service Branch Network**
- **National Navitas and SBA Markets**

● **Banking Offices**

Premier Southeast Regional Bank

- ✓ Metro-focused branch network with locations in the fastest-growing MSAs in the Southeast
- ✓ 185 branches, 10 LPOs, and 4 MLOs across six Southeast states
- ✓ Top 10 market share in GA, SC and TN
- ✓ Proven ability to integrate – 12 acquisitions completed over the past 10 years
- ✓ Pending deal with Progress Financial Corporation will add 14 branches and $1.1 billion in AUA

Extended Navitas and SBA Markets

- ✓ Offered nationwide
- ✓ SBA business has both in-footprint and national business (5 specific verticals)
- ✓ Navitas subsidiary is a technology enabled small-ticket, essential-use commercial equipment finance provider

Note: See glossary located at the end of this presentation for reference on certain acronyms

Company Overview

$24.2
BILLION IN
TOTAL ASSETS

$14.5
BILLION IN
TOTAL LOANS

$4.1
BILLION IN AUA

$20.9
BILLION IN
TOTAL DEPOSITS

12.5%
TIER 1 RBC

100 BEST BANKS IN AMERICA
in 2022 for the ninth consecutive year - Forbes

$0.21
QUARTERLY DIVIDEND –
UP 11% YOY

#2 Highest Net Promoter Score
among all banks nationwide in 2021 – J.D. Power

195
BANKING OFFICES
ACROSS THE
SOUTHEAST

TOP 10 WORLD'S BEST BANKS
and #3 in the United States - Forbes

#1 IN CUSTOMER SATISFACTION
in 2022 with Retail Banking in the Southeast – J.D. Power

BEST BANKS TO WORK FOR
in 2021 for the fifth consecutive year – American Banker

2Q22 Highlights

$0.61
Diluted earnings per share - GAAP

$0.66
Diluted earnings per share – operating[1]

1.08%
Return on average assets - GAAP

1.17%
Return on average assets - operating[1]

1.60%
PTPP return on average assets – operating[1]

0.08%
Cost of deposits

39%
DDA / Total Deposits

9.3%
Return on common equity - GAAP

14.2%
Return on tangible common equity – operating[1]

7.0%
Annualized 2Q EOP core loan growth, excluding PPP

53.2%
Efficiency ratio – operating[1]

70%
Loan-to-Deposit ratio

Other 2Q notable items:
$2.1 mm MSR Gain
$0.7 mm BOLI Gain
$1.4 mm SBA Servicing Write-down

Diluted Earnings Per Share



Return on Average Assets



Book Value Per Share



PTPP Return on Average Assets



(1) See non-GAAP reconciliation table slides in the Appendix for a reconciliation of operating performance measures to GAAP performance

6

Long-Term Financial Performance & Shareholder Return



ROA - Operating[1][2]

1.06%, 1.09%, 1.40%, 1.51%, 1.07%, 1.42%, 1.13%, 1.17%

2016, 2017, 2018, 2019, 2020, 2021, 1Q22, 2Q22

UCBI · KRX



ROTCE - Operating[1][2]

11.86%, 12.02%, 15.69%, 15.81%, 12.24%, 17.33%, 13.89%, 14.20%

2016, 2017, 2018, 2019, 2020, 2021, 1Q22, 2Q22

UCBI · KRX



Performance for the period ended July 15, 2022	United Community Banks, Inc.	KBW Nasdaq Regional Bank Index (KRX)
1-YEAR	4%	-7%
3-YEAR	22%	19%
5-YEAR	25%	14%
10-YEAR	358%	151%

UCBI Outperformance

$462

$248

(1) See non-GAAP reconciliation table slides in the Appendix for a reconciliation of operating performance measures to GAAP performance
(2) UCBI 1Q22 excludes the impact of the $18.3 million initial provision to establish the reserve for Reliant loans

U UNITED

Footprint Focused on High-Growth MSAs in Southeast

Fastest Growing Major Southeast MSAs [1]	UCBI [3]		'22 – '27 Proj. Pop. Growth %	'22 – '27 Proj. HHI. Growth %	'22 Total Deposits ($M)
	Market Rank	(%) of Total Deposits			
1) Nashville, TN	10	9.48%	6.10%	13.89%	89,155
2) Orlando, FL	13	4.13%	5.64%	13.81%	73,009
3) Atlanta, GA	9	20.38%	5.38%	11.85%	235,389
4) Raleigh, NC	12	3.44%	5.14%	12.32%	38,965
5) Jacksonville, FL	21	0.38%	4.82%	13.91%	97,625
6) Tampa, FL	37	0.40%	4.79%	12.06%	115,930
7) Charlotte, NC	13	2.86%	4.47%	12.74%	315,760
8) Richmond, VA	--	--	4.46%	10.22%	127,383
9) Birmingham, AL	21	1.15%	4.25%	10.99%	54,793
10) Washington DC	--	--	4.05%	8.89%	358,351
11) Miami, FL	51	1.48%	3.97%	13.84%	324,607

Fastest Growing Mid-Size Southeast MSAs [2]	UCBI [3]		'22 – '27 Proj. Pop. Growth %	'22 – '27 Proj. HHI. Growth %	'22 Total Deposits ($M)
	Market Rank	(%) of Total Deposits			
1) Daphne, AL	25	0.00%	7.80%	8.43%	6,472
2) Huntsville, AL	7	3.06%	7.14%	12.58%	11,473
3) Myrtle Beach, SC	13	1.86%	6.42%	12.41%	12,128
4) Cape Coral, FL	--	--	6.08%	12.09%	20,858
5) Winter Haven, FL	--	--	5.80%	9.68%	10,057
6) Naples, FL	29	0.05%	5.71%	13.34%	23,081
7) Gainesville, GA	4	2.89%	5.65%	17.85%	5,801
8) Sarasota, FL	29	0.35%	5.56%	15.84%	28,517
9) Destin, FL	15	0.69%	5.34%	12.21%	7,826
10) Clarksville, TN-KY	7	1.95%	5.26%	9.60%	5,304
11) Fayetteville, AR	--	--	5.18%	8.73%	15,690
12) Charleston, SC	14	1.15%	5.09%	15.11%	20,394
13) Hilton Head, SC	15	0.21%	5.08%	13.36%	6,181
14) Port St. Lucie, FL	15	0.11%	4.98%	14.54%	12,332
15) Tuscaloosa, AL	25	0.00%	4.85%	10.56%	5,299
16) Athens, GA	9	1.05%	4.76%	11.34%	6,049
17) Knoxville, TN	10	2.83%	4.70%	10.92%	23,854
18) Daytona Beach, FL	--	--	4.67%	13.62%	14,104
19) Savannah, GA	8	1.09%	4.57%	8.56%	9,313
20) Spartanburg, SC	7	1.22%	4.47%	12.48%	6,019

■ United MSA Presence　⬚ Progress MSA Presence



Projected Population Growth[2] (2022-2027)

4.9% — United Community Bank

3.2% — National Avg.



Projected Household Income Growth[2] (2022-2027)

11.9% — United Community Bank

12.1% — National Avg.

(1) Includes MSAs with a population of greater than 1,000,000
(2) Includes MSAs with a population between 200,000 and 1,000,000
(3) Market Rank and (%) of Total Deposits pro forma for pending acquisition of Progress Financial Corporation

8

Outstanding Deposit Franchise

2Q22 Total Deposits $20.9 billion



Cost of Deposits Trend



✓ Total deposits were down $183 million from 1Q22 but up $4.5 billion YOY
  - Excluding Reliant and Aquesta, total deposits were up $1.4 billion, or 8.5% YOY

✓ Core transaction deposits were down $156 million from 1Q22 and up $3.9 billion YOY
  - Excluding Reliant and Aquesta, core transaction deposits were up $1.1 billion, or 8.8% YOY

✓ Cost of deposits remained nearly flat at 0.08%; up 2 bps from 1Q22, with a 63 bps increase in the average Fed Funds rate, equating to a 3% deposit beta

Note: Core transaction accounts include demand deposits, interest-bearing demand, money market and savings accounts, excluding public funds deposits

Well-Diversified Loan Portfolio

2Q22 Total Loans $14.5 billion



Quarter Highlights

✓ Loans increased $225 million, or 6.3% annualized; core loan growth of 7.0% annualized, excluding PPP

✓ Strong organic growth was driven by Residential Mortgage and Residential Construction, with 2Q22 annualized growth of 37% and 14%, respectively

Granular Loan Portfolio

✓ Construction & CRE ratio as a percentage of total RBC = 74% / 202%

✓ Top 25 relationships totaled $661 million, or 4.5% of total loans

✓ SNCs outstanding of $263 million, or 1.8% of total loans

✓ Project lending limit of $25 million

✓ Relationship lending limit of $40 million

Note: C&I includes commercial and industrial loans, owner-occupied CRE loans and Navitas (equipment finance) loans

Deposit Growth Creates Remix Opportunity

$ in billions

Loans and Deposits



	2Q21	3Q21	4Q21	1Q22	2Q22
Annualized Core Loan Growth %	5%	4%	7%	9%	7%
Loan Yield %	4.40%	4.54%	4.18%	4.18%	4.33%
Annualized Core Deposit Growth %	8%	13%	17%	13%	-4%
Deposit Cost %	0.09%	0.07%	0.06%	0.06%	0.08%

Note: Loan growth excludes PPP loans and adjusts for the Aquesta acquisition that closed October 1, 2021 and the Reliant acquisition that closed January 1, 2022. Deposit growth also adjusts for the Aquesta and Reliant acquisitions.

Capital

Holding Company	2Q21	3Q21	4Q21	1Q22	1Q22 KRX Peer Median	1Q22 UCBI vs. KRX	2Q22*
Common Equity Tier 1 Capital	12.6 %	12.6 %	12.5 %	11.9 %	11.8 %	+ 0.1 %	11.9 %
Tier 1 Risk-Based Capital	13.3	13.4	13.2	12.5	12.1	+ 0.4	12.5
Total Risk-Based Capital	15.1	14.9	14.7	14.3	14.0	+ 0.3	14.4
Leverage	9.3	9.2	8.8	8.9	9.0	- 0.1	9.0
Tangible Common Equity to Tangible Assets	8.7	8.5	8.1	7.7	7.7	0.0	7.6
Tangible Book Value per share	$18.49	$18.68	$18.42	$17.08			$16.68

- ✓ Quarterly dividend of $0.21 per share, an increase of 11% YOY
- ✓ Net unrealized securities losses in AOCI increased by $90.9 million to $268 million in 2Q22
- ✓ There were no share repurchases during 2Q22

*2Q22 regulatory capital ratios are preliminary

UNITED

Net Interest Revenue / Margin[1]

$ in millions



2Q22 NIM Expansion

- ✓ Net interest margin increased 22 bps from 1Q22, primarily driven by increased interest rates
- ✓ Core net interest margin of 3.13%, which excluded PPP fees and purchased loan accretion, was up 23 bps in 2Q22 from 2.90% in 1Q22
- ✓ Purchased loan accretion totaled $3.0 million and contributed 5 bps to the margin, flat from 1Q22
- ✓ PPP fees contributed 1 bp in 2Q22 compared to 2 bps in 1Q22
- ✓ 48% of total loans were floating rate, but 5% were priced at their floors; with 50 bps of rate hikes, 95% of loans priced at their floors will be floating
- ✓ 25% of securities were floating rate

(1) Net interest margin is calculated on a fully-taxable equivalent basis
(2) Core net interest margin excludes PPP fees and purchased loan accretion

Historical Deposit Beta



✓ 4Q15 – 2Q19 UCBI total deposit beta (including DDA) equal to 24%

✓ Deposit beta for the first 100 bps increase was equal to 8%

Noninterest Income

$ in millions



■ Service Charges	■ Other
■ Brokerage / Wealth Mgmt	■ Mortgage
■ Loan sale gains	

Linked Quarter

✓ Fees were down $5.5 million

- Mortgage fees were down $9.1 million from 1Q22 primarily due to lower lock volume and $4.3 million less in MSR gains
  - Rate locks were down with $597 million compared to $757 million in 1Q22
  - 79% of locks were floating in 2Q22, up from 69% in 1Q22, these loans are going onto the balance sheet rather than being sold
  - MSR gain of $2.1 million in 2Q22, down $4.3 million from 1Q22
  - Mortgage gain on sale was 3.7% on $160 million of mortgage loans sold
  - 2Q22 mortgage production purchase/refi mix was 79%/21%
- Gain on sale of SBA and USDA loans was $3.1 million on $39.1 million of loan sales
- Gain on sale of equipment finance loans was $694 thousand on $20.5 million of loan sales
- Other noninterest income included a $0.7 million BOLI gain and a $1.4 million SBA servicing write-down

Year-over-Year

✓ Fees were down $2.3 million

- Mortgage rate locks were down 15% compared to last year ($597 million in 2Q22 compared to $702 million in 2Q21)

U UNITED

Disciplined Expense Management

$ in millions



Expenses
- GAAP
- Operating (1)

Efficiency Ratio
- GAAP
- Operating (1)

Linked Quarter

✓ GAAP and operating expenses increased 1.3% and 3.1%, respectively

- The majority of the increase was driven by $2.2 million of compensation merit increases, offset by Reliant cost savings

Year-over-Year

✓ GAAP and operating expenses increased 26.4% and 20.3%, respectively

- The majority of the increase was driven by the Reliant acquisition, which closed on January 1, 2022, the Aquesta acquisition, which closed on October 1, 2021 and the FinTrust acquisition, which closed on July 6, 2021

✓ We made two additional adjustments to the efficiency ratio – operating by excluding PPP fees and MSR marks; this adjusted efficiency ratio moved from 57.7% in 2Q21 to 53.9% in 2Q22 as merger cost savings were realized

(1) See non-GAAP reconciliation table slides at the end of the exhibits for a reconciliation of operating performance measures to GAAP performance measures

16

Credit Quality

Net Charge-Offs as % of Average Loans



Provision for Credit Losses & NCOs ($ in millions)



✓ 2Q22 net recoveries of $1.07 million, or 0.03% of average loans, annualized

✓ The provision for credit losses was $5.6 million in 2Q22

✓ The 1Q22 provision for credit losses included $18.3 million to establish the Reliant initial loan loss reserve

Higher-Risk Loan Trends

Special Mention & Substandard Accruing Loans as a % of Total Loans



- ✓ Special mention loans improved by 0.12% (from $298 million in 1Q22 to $285 million in 2Q22, an improvement of $13 million)
- ✓ Substandard accruing loans remained flat at 1.2% quarter-over-quarter as a % of total loans

Non-Performing Assets as a % of Total Loans



- ✓ Non-performing assets improved by $6.4 million during the quarter and stand at 0.23% of total loans

Allowance for Credit Losses



ACL Walk Forward

- ✓ Reserve build due to loan growth, net recoveries and model changes reflecting a weaker economic forecast



Allowance for Credit Losses

- ✓ Built reserve in consecutive quarters with the Reliant acquisition in 1Q22, a weaker economic forecast and loan growth in 2Q22

Note: ACL includes the reserve for unfunded commitments and excludes the impact of PPP

2Q22 INVESTOR PRESENTATION
Exhibits





Blended Cash and Securities Yield

$ in billions

Cash and Securities



Investments ($)   Fed Funds & Interest Earning Cash ($)

	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22
Securities Yield %	2.68%	2.21%	1.83%	1.62%	1.58%	1.51%	1.46%	1.55%	1.81%
Blended Yield %	2.14%	1.61%	1.36%	1.30%	1.31%	1.19%	1.10%	1.24%	1.62%
Avg. 5-Yr Treasury %	0.36%	0.27%	0.37%	0.61%	0.83%	0.80%	1.18%	1.84%	2.95%

Interest Rate Sensitivity



Net Interest Income Sensitivity

11.36%

5.77%

7.29%

4.81%

1.44%

1.44%

+25 bps   +100 bps   +200 bps

—— % Change - Shocks   —— % Change - Ramps

✓ 4.81% asset sensitivity in +100 bps ramp

✓ One 25 bps Fed rate hike is worth approximately 5 bps to net interest margin

  ✓ 22% Beta assumed for discretionary non-maturity deposits

✓ Other relevant data points

  ✓ Approximately $6.9 billion or 48% of loans are floating rate loans

  ✓ Approximately $655 million of loans are at their floor, $625 million of which would begin floating after 50 bps of rate hikes

Navitas Performance

$ in millions



Navitas Originations



Navitas Portfolio

- ✓ Navitas 8% of total loans
- ✓ Navitas 2Q22 NCOs of 0.31%, or $0.9 million
- ✓ Average quarterly losses since 2Q20 of $1.1 million
- ✓ Navitas ACL - Loans equated to 1.52% as of 2Q22
- ✓ Economic recovery and government intervention driving historically low loss rates

Mortgage Activity Shift to Purchase & Adjustable Rate Loans

$ in millions



✓ Gain on sale % remained relatively flat in 2Q22

✓ Purchase / Refi mix shifted from 60% / 40% in 2Q21 to 79% / 21% in 2Q22

✓ 79% of locked loans were adjustable rate mortgages in 2Q22, up from 69% in 1Q22

✓ Sold $160 million of mortgage loans in 2Q22, down $47 million from $207 million sold in 1Q22

✓ Our model primarily is to sell fixed rate mortgages (thereby creating a gain on sale) and to hold adjustable rate mortgages on the balance sheet

✓ While total rate locks declined 21% from 1Q22, rate locks HFS decreased 45% due to mix change toward adjustable rate mortgages

Selected Segments – Senior Care

$ in millions



- ✓ Senior Care lending team are dedicated specialists with significant experience in the space

- ✓ Senior Care portfolio outstanding totaled $465 million as of 2Q22, or 3.2% of total loans

- ✓ As of June 30, $6.6 million of Senior Care loans were in nonaccrual

- ✓ As of June 30, $135 million of Senior Care loans were special mention and $59 million were substandard accruing

Non-GAAP Reconciliation Tables

$ in thousands, except per share data

	2Q21	3Q21	4Q21	1Q22	2Q22
Expenses					
Expenses - GAAP	$ 95,540	$ 96,749	$ 109,156	$ 119,275	$ 120,790
Merger-related and other charges	(1,078)	(1,437)	(9,912)	(9,016)	(7,143)
Expenses - Operating	$ 94,462	$ 95,312	$ 99,244	$ 110,259	$ 113,647
Diluted Earnings per share					
Diluted earnings per share - GAAP	$ 0.78	$ 0.82	$ 0.55	$ 0.43	$ 0.61
Merger-related and other charges	0.01	0.01	0.09	0.07	0.05
Diluted earnings per share - Operating	0.79	0.83	0.64	0.50	0.66
Book Value per share					
Book Value per share - GAAP	$ 22.81	$ 23.25	$ 23.63	$ 24.38	$ 23.96
Effect of goodwill and other intangibles	(4.32)	(4.57)	(5.21)	(7.30)	(7.28)
Tangible book value per share	$ 18.49	$ 18.68	$ 18.42	$ 17.08	$ 16.68
Return on Tangible Common Equity					
Return on common equity - GAAP	14.08 %	14.26 %	9.32 %	6.80 %	9.31 %
Effect of merger-related and other charges	0.17	0.22	1.42	1.03	0.79
Return on common equity - Operating	14.25	14.48	10.74	7.83	10.10
Effect of goodwill and intangibles	3.56	3.75	3.19	3.17	4.10
Return on tangible common equity - Operating	17.81 %	18.23 %	13.93 %	11.00 %	14.20 %
Return on Assets					
Return on assets - GAAP	1.46 %	1.48 %	0.96 %	0.78 %	1.08 %
Merger-related and other charges	0.02	0.02	0.14	0.11	0.09
Return on assets - Operating	1.48 %	1.50 %	1.10 %	0.89 %	1.17 %

Non-GAAP Reconciliation Tables

$ in thousands, except per share data

	2Q21		3Q21		4Q21		1Q22		2Q22	
Return on Assets to return on assets- pre-tax pre-provision										
Return on assets - GAAP	1.46	%	1.48	%	0.96	%	0.78	%	1.08	%
Income tax expense	0.47		0.45		0.26		0.20		0.32	
(Release of) provision for credit losses	(0.29)		(0.23)		(0.01)		0.39		0.09	
Return on assets - pre-tax, pre-provision	1.64		1.70		1.21		1.37		1.49	
Merger-related and other charges	0.03		0.03		0.19		0.15		0.11	
Return on assets - pre-tax, pre-provision, excluding merger-related and other charges	1.67	%	1.73	%	1.40	%	1.52	%	1.60	%
Efficiency Ratio										
Efficiency Ratio - GAAP	54.53	%	53.11	%	62.12	%	57.43	%	56.58	%
Merger-related and other charges	(0.61)		(0.78)		(5.64)		(4.34)		(3.35)	
Efficiency Ratio - Operating	53.92		52.33		56.48		53.09		53.23	
Effect of PPP interest and fees	4.31		4.23		1.38		0.32		0.12	
Effect of MSR marks	(0.55)		(0.05)		0.27		1.71		0.53	
Efficiency Ratio - Operating, excluding PPP fees and MSR marks	57.68	%	56.51	%	58.13	%	55.12	%	53.88	%
Tangible common equity to tangible assets										
Equity to assets ratio - GAAP	11.04	%	10.89	%	10.61	%	11.06	%	10.95	%
Effect of goodwill and other intangibles	(1.82)		(1.87)		(2.06)		(2.94)		(2.96)	
Effect of preferred equity	(0.51)		(0.49)		(0.46)		(0.40)		(0.40)	
Tangible common equity to tangible assets ratio	8.71	%	8.53	%	8.09	%	7.72	%	7.59	%
Allowance for credit losses - total to loans										
Allowance for credit losses - total to loans (GAAP)	1.08	%	0.99	%	0.97	%	1.02	%	1.05	%
Effect of PPP loans	0.04		0.01		0.00		0.00		0.00	
Allowance for credit losses - total to loans, excluding PPP loans	1.12	%	1.00	%	0.97	%	1.02	%	1.05	%

Glossary

ACL – Allowance for Credit Losses	MLO – Mortgage Loan Officer
ALLL – Allowance for Loan Losses	MTM – Marked-to-market
AUA – Assets Under Administration	MSA – Metropolitan Statistical Area
BPS – Basis Points	MSR – Mortgage Servicing Rights Asset
C&I – Commercial and Industrial	NCO – Net Charge-Offs
C&D – Construction and Development	NIM – Net Interest Margin
CECL – Current Expected Credit Losses	NPA – Non-Performing Asset
CET1 – Common Equity Tier 1 Capital	NSF – Non-sufficient Funds
CRE – Commercial Real Estate	OO RE – Owner Occupied Commercial Real Estate
CSP – Customer Service Profiles	PCD – Loans Purchased with Credit Deterioration
DDA – Demand Deposit Account	PPP – Paycheck Protection Program
EOP – End of Period	PTPP – Pre-Tax, Pre-Provision Earnings
EPS – Earnings Per Share	RBC – Risk Based Capital
FTE – Fully-taxable equivalent	ROA – Return on Assets
GAAP – Accounting Principles Generally Accepted in the USA	SBA – United States Small Business Administration
KRX – KBW Nasdaq Regional Banking Index	TCE – Tangible Common Equity
LPO – Loan Production Office	USDA – United States Department of Agriculture
	YOY – Year over Year